SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

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SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 15, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated October 14, 2003	4

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PRESS RELEASE

October 14, 2003

EKSPORTFINANS INCREASES CHF 200 MILLION BOND DUE 2006

Eksportfinans today increased its CHF 200 million public bond issue by CHF 100 million. (Approximately NOK 530 million). The transaction matures on July 12, 2006.

The issue, which is paid in on November 24, 2003, has been arranged by Union Bank of Switzerland (UBS). It will be listed on the Swiss Exchange SWX. The increase is syndicated in style with the traditions in the Swiss franc market and is documented under Eksportfinans’ EMTN program. The coupon is 1.25 percent and the issue price is 100.6.

The Swiss market constitutes a strategically important investor base for Eksportfinans, and this is the tenth public CHF issue in the last two years. Following one issue in 2001 and three issues in 2002 this is the sixth tap of the market in 2003.

To further strengthen its ties with Swiss investors Eksportfinans will undertake a road show in Geneva, Berne, Basle and Zurich in the last week of October.

Part of Eksportfinans’ funding strategy is to act as a recurring public borrower in markets of strategic importance, such as the Swiss market. Funding requirements for 2004 total in excess of USD 3 billion, including plans to issue a USD 1 billion Global Bond.

Contact:
Søren Elbech, Head of Funding & Investor Relations, +47 93 25 35 61
Stina Nordeng, Funding Department, +47 22 01 22 33
Elise Lindbaek, Head of Corporate Communications, +47 22 01 22 64

Further information is available on www.eksportfinans.no

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